SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vocus, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

92858J 10 8

(CUSIP Number)

Richard Rudman

Vocus, Inc.

12051 Indian Creek Court

Beltsville, MD 20705

Telephone: (301) 459-2590

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Vocus, Inc.

12051 Indian Creek Court

Beltsville, MD 20705

Telephone: (301) 459-2590

Attention: Kristie Scott, Esq.

February 21, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13D

CUSIP No. 92858J 10 8	Page 2 of 5 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Rudman
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,425,675(1)
	8	Shared voting power 0
	9	Sole dispositive power 1,425,675(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,425,675(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.58%(2)
14	Type of reporting person IN

(1)	Includes 576,304 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of February 27, 2013.
(2)	Based on 21,102,308 shares of Common Stock outstanding as of February 27, 2013, plus 576,304 shares of Common Stock issuable to the Reporting Person upon the exercise of stock options exercisable within 60 days of February 27, 2013.

Explanatory Note: The Reporting Person is filing this Amendment No. 1 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2012 (the “Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On November 8, 2012, the Reporting Person purchased 70,000 shares of Common Stock in an open market purchase. The total amount of funds used to purchase such shares of Common Stock was $1,071,700. Such funds were provided by the personal funds of the Reporting Person.

On February 21, 2013, the Reporting Person received 64,186 shares of restricted Common Stock and 219,442 options to buy Common Stock, from the Issuer pursuant to an award issued under the Issuer’s 2005 Stock Award Plan.

On February 28, 2013, the Reporting Person purchased 70,000 shares of Common Stock in an open market purchase. The total amount of funds used to purchase such shares of Common Stock was $975,119. Such funds were provided by the personal funds of the Reporting Person.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

As of the date of this report, the Reporting Person may be deemed to beneficially own an aggregate of 1,425,675 shares of Common Stock, including 576,304 shares of Common Stock issuable upon the exercise of stock options held by the Reporting Person and exercisable within 60 days of February 27, 2013, which represents approximately 6.58% of the Common Stock outstanding as of February 27, 2013. The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such 1,425,675 shares of Common Stock.

During the 60 days immediately preceding the date of this report, the Reporting Person has effected the following transactions in the securities of the Issuer:

On February 21, 2013, the Reporting Person received 64,186 shares of restricted Common Stock and 219,442 options to buy Common Stock, from the Issuer pursuant to an award issued under the Issuer’s 2005 Stock Award Plan.

On February 28, 2013, the Reporting Person purchased 70,000 shares of Common Stock, at a purchase price of $13.93 per share, in an open market purchase. Such funds were provided by the personal funds of the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

The Reporting Person and the Issuer are parties to a stock option agreement, pursuant to which the Reporting Person has the right to purchase the number of shares of Common Stock specified therein, at the exercise price specified therein, as follows:

Grant Date	No. of Shares	Exercise Price

2/21/2013	219,442	$13.94

Such stock option vests as to 25% of the shares subject thereto on each of the first four anniversaries of the grant date, subject to accelerated vesting in accordance with the terms of the applicable stock option agreement and the employment agreement referred to below, and is subject to the terms of the Issuer’s 2005 Stock Award Plan.

The Reporting Person and the Issuer are parties to a restricted stock agreement, pursuant to which the Reporting Person was granted the number of shares of Common Stock specified therein, subject to vesting as to 25% of the shares subject thereto on each of the first four anniversaries of the grant date (subject to accelerated vesting in accordance with the terms of the restricted stock agreement and the employment agreement referred to below and the vesting schedule of which is detailed below), as follows:

Grant Date	No. of Shares

2/21/2013	64,186

Each stock option agreement and restricted stock agreement is subject to the terms of (1) the applicable option agreement or restricted stock agreement, (2) the Issuer’s 2005 Stock Award Plan, and (3) the employment agreement between the Issuer and the Reporting Person, which provides that all stock options, restricted stock or other equity instruments that the Reporting Person receives from the Issuer will become fully exercisable if a Change in Control (as defined in the employment agreement) occurs during the term of the employment agreement. The foregoing summaries of such agreements are qualified in their entireties by the full terms and conditions of the stock option agreements, the restricted stock agreements, the 2005 Stock Award Plan, and the employment agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2013

By:	/s/ Richard Rudman
Name:	Richard Rudman